MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS

(2016-present)

48 Number of Projects	$1.3B HIT Investment Amount	$42.0M Building America NMTC Allocation	$2.4B Total Development Cost	7,264 Housing Units Created or Preserved
$4.1B Total Economic Impact	17.8M Hours of Construction Work Generated	23,816 Total Jobs Created	$520.8M State, Local and Federal Tax Revenue Generated	4,184(58%) Low-and Moderate-Income Housing Units